ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from 4 January 2012 to
20 February 2012

20 February 2012	Voting rights and capital (transfer of shares from treasury)

13 February 2012	Notification of Major Interests in Shares – Capital Group 10%

13 February 2012	Voting rights and capital (transfer of shares from treasury)

8 February 2012	Directors Interests-Share Incentive Plan-monthly update

3 February 2012	Notification of Directors’ Interests on Appointment- Paul Golby

1 February 2012	Voting rights and capital (end January issued share capital confirmed)

30 January 2012	Voting rights and capital (transfer of shares from treasury)

23 January 2012	Voting rights and capital (transfer of shares from treasury)

19.January 2012	Director’s Interests (Steve Holliday) Exercise of Options

18 January 2012	Directors Share Interests- Dividend- Reinvestments

18 January 2012	Voting rights and capital (issue and allotment by NG plc and transfer of shares from treasury)

12 January 2012	Voting rights and capital (transfer of shares from treasury)

9 January 2012	Directors Interests-Share Incentive Plan-monthly update

Note: During the period ‘same day’ Forms 6-K were issued in respect of the following National Grid plc announcements:

31 January 2012: Board Appointment (NED- Paul Golby)

31 January 2012: Interim Management Statement for the period 1 October 2011 to 30 January 2012

17 January 2012: Scrip Dividend (notice of application of scrip dividend listing)